

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 28, 2016

<u>Via E-mail</u>
Gulmira Makhmutova
President, Treasurer and Director
Makh Group Corp.
338 Meihuadong st. №703,
Zhuhai, China 519000

> **Re: Makh Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2016**
> **File No. 333-209478**

Dear Makhmutova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2016 letter.

<u>Security Ownership of Certain Beneficial Owners and Management, page 24</u>

1. We note your statement in the Directors, Executive Officers, Promoter and Control Person section on page 22 that "Ms. Makhmutova owns 83.33% of the outstanding shares of our common stock." We also note that your beneficial ownership table on page 24 indicates that Ms. Makhmutova owns 100% of the outstanding shares of the company's common stock. Please clarify the amount of common stock beneficially owned by Ms. Makhmutova throughout your prospectus.

You may contact Joanna Lam at (202) 551-3476 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Matheau J. W. Stout, Esq.